SECURI 04017044 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street

(No. and Street)

Sherborn, MA 01770

(City) (State) (Zip Code)

FEB 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker

508-651-2194

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.

(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J Hodson-Walker
Signature

MANAGING PARTNER
Title

Notary Public

STEPHEN A. WILLS
NOTARY PUBLIC
MY COMMISSION
EXPIRES: NOV. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) *Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
South Natick, Massachusetts

We have audited the accompanying statement of financial condition of Silverwood Partners, LLC as of December 31, 2003, and the related statements of income and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - the computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The accompanying supplemental Schedule II - operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

February 6, 2004

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2003

ASSETS

Current Assets:		
Cash	$	37,831
Accounts receivable		25,000
Total Current Assets		62,831
Property and Equipment		42,990
	$	105,821

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	21,990
Members' Equity		83,831
	$	105,821

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Investment banking services	$ 926,047	90.8 %
Consulting income	94,325	9.2
	1,020,372	100.0
Operating Expenses	1,006,384	98.7
Income from Operations	13,988	1.3
Other Income:		
Miscellaneous income	2,004	0.2
Rental income	2,000	0.2
	4,004	0.4
Net Income	17,992	1.7 %
Members' Equity, Beginning	65,839	
Members' Equity, Ending	$ 83,831	

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Cash received from customers	$ 1,005,372
Cash paid to vendors, employees and related employee expenses	(980,979)
Miscellaneous income	2,004
Rental income	2,000
Net Cash Provided by Operating Activities	28,397
Cash Flows from Investing Activities:	
Acquisitions of property and equipment	(44,715)
Net Decrease in Cash	(16,318)
Cash, Beginning	54,149
Cash, Ending	$ 37,831

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENT OF CASH FLOWS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net Income	$ 17,992
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	1,725
Increase in accounts receivable	(15,000)
Decrease in other current assets	6,700
Increase in accounts payable	16,980
Total Adjustments	10,405
Net Cash Provided by Operating Activities	$ 28,397

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(See Independent Auditors' Report)

Note 1 - Description of Operations

Silverwood Partners, LLC located in Sherborn, Massachusetts provides investment banking services to both public and privately held companies located throughout the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

(a) Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility and are charged against the allowance account when such receivables are deemed to be uncollectible. As of December 31, 2003, accounts receivable consisted of balances due from two customers. The company has determined that collection is reasonably probable and has elected to not record an allowance for bad debts against the balance.

(b) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $1,500. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(c) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

(e) Revenue Recognition

Investment banking revenues include fees net of unreimbursed expenses arising from securities placement transactions in which the company acts as an advisor or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring services. These fees are recorded at the time a transaction is completed and the income is reasonably determinable. Obligations relating to these transactions are expensed as incurred.

Consulting fees are invoiced and recognized, per the terms of the underlying contract, on an hourly basis as the services are performed.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in operating expenses are advertising costs of $23,613 in 2003.

Note 3 - Property and Equipment

Property and equipment consist of the following:

Equipment	$ 8,734
Furniture and fixtures	35,981
	44,715
Less accumulated depreciation	1,725
	$ 42,990

Depreciation expense was $1,725 in 2003.

Note 4 - Lease Commitments

The Company leased office space in Natick, Massachusetts until it moved in May 2003. The office lease required monthly base rental payments of $3,700 plus the payment of the Company's proportionate share of real estate taxes. The Company paid an additional amount of $11,410 in 2003 to terminate this lease.

Effective as of June 2003, the Company moved to Sherborn, Massachusetts.

The Company now leases its premises from the majority member of the limited liability company. The lease is for ten years expiring in June, 2013. Rent expense under this lease amounted to $45,500 in 2003.

Note 4 - Lease Commitments (Continued)

The lease provides for monthly payments of the lesser of $7,000 or 5% of the revenue recognized for the prior month. The Company may, at its discretion, pay an amount greater than 5% of the revenue recognized for the prior month provided such payment does not exceed $7,000. The lease also provides for the Company to pay additional amounts for real estate taxes and other operating expenses.

In January 2003, the Company entered into a sublease agreement which expired in April 2003. Under the sublease agreement, the Company subleased a portion of its office space for approximately $500 per month. Rental income from the sublease agreement was $2,000.

Projected future minimum rentals for the next five years under the operating leases for the lease of office space to the majority member as of December 31, 2003 are as follows:

2004	$ 84,000
2005	84,000
2006	84,000
2007	84,000
2008	84,000
	$ 420,000

Note 5 - Retirement Plans

In 2003, the Company adopted a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on employees annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by the law. The Company can also make discretionary contributions to the plan. Discretionary contributions to the plan were $8,167 in 2003.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. At December 31, 2003 the company had net capital of $15,841 which was $10,841 in excess of the company's required minimum net capital.

Note 7 - Concentrations

During the year ended December 31, 2003, approximately 84% of the company's revenues were received from one customer.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total Members' Equity	$	83,831
Less:		
Members' equity not allowable for net capital		0
Non-allowable assets		67,990
Other deductions		0
Add:		
Subordinated liabilities		0
Other additions		0
	$	15,841
Net Capital Requirement	$	5,000
Net Capital		15,841
Excess Net Capital	$	10,841

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

The accompanying notes are an integral part of these financial statements.

SCHEDULE II - OPERATING EXPENSES

DECEMBER 31, 2003

Salaries	$	652,662	64.0 %
Payroll taxes		31,304	3.1
Employee benefits		29,417	2.9
Advertising		23,613	2.3
Auto expense		2,129	0.2
Contributions		300	0.0
Depreciation		1,725	0.2
Dues and subscriptions		1,725	0.2
Equipment rental		23,083	2.3
Insurance		3,584	0.3
Internet		2,857	0.3
Licenses and permits		4,145	0.4
Meals and entertainment		17,155	1.7
Office expense and supplies		15,691	1.5
Outside services		14,852	1.4
Postage and delivery		1,847	0.2
Professional fees		2,256	0.2
Reimbursed expenses		(17,714)	(1.7)
Rent		76,234	7.4
Repairs and maintenance		83,409	8.2
Taxes - other		106	0.0
Telephone		9,878	1.0
Travel		20,238	2.0
Training and development		775	0.1
Utilities		5,113	0.5
	$	1,006,384	98.7 %

The accompanying notes are an integral part of these financial statements.